

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2015

Ossen Innovation Co., Ltd.
Feng Ping
Chief Financial Officer
518 Shangcheng Road, Floor 17
Shanghai, 200120, People's Republic of China

Re: Ossen Innovation Co., Ltd.
       Form 20-F
       Filed April 28, 2015
       File No. 1-34999

Dear Mr. Ping:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2014

5B. Liquidity and Capital Resources, page 53

1. You had $13.2 million of accounts receivable aged over 180 days as of December 31, 2014. Please tell us the amount collected to date. If significant amounts remain uncollected, please tell us how you have determined that such amounts are collectible and the factors you considered in determining collectability.

Operating Activities, page 56

2. Please revise your analysis to discuss the changes in your working capital accounts and identify the contributing factors driving such changes. Your current analysis quantifies the changes in working capital accounts but does not provide an analysis of the underlying reasons behind such changes. Refer to Section 501.13.b.1 of the Financial Reporting Codification for guidance.

Item 15. Controls and Procedures, page 81

3. Please revise your Management's Report on Internal Control Over Financial Reporting to identify the version of the Committee of Sponsoring Organizations of the Treadway Commission´s Internal Control - Integrated Framework that was used to perform your assessment. Refer to Item 308(a)(2) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-1

4. Please request that your auditors revise their report to provide an audit opinion for the fiscal year ended 2012. Refer to paragraph 3 of Item 8 of Form 20-F for guidance. Please amend your filing accordingly.

Schedule I, page F-46

5. Pursuant to Rules 5-04(c) and 12-04(a) of Regulation S-X, Schedule I must be audited and must be for the same dates and periods for which audited consolidated financial statements are required. As such, please request that your auditors revise their audit report accordingly and ensure that Schedule I includes a statement of operations and cash flows for the year ended December 31, 2012. Please amend your filing accordingly.

Revenue Recognition, page 48

6. You disclose that you recognize revenue when services have been rendered. However, on page 49 you indicate that service revenue is recognized upon delivery and acceptance of the finished products by the customer, or when pick up occurs. This statement seems to contradict your disclosure that you recognize revenue when services are rendered. Please revise your disclosure to clarify your revenue recognition policy for service revenue. If you do recognize service revenue upon delivery and acceptance or when pick up occurs, please tell us how you determined your accounting was consistent with ASC 605.

7. You disclose on page 28 (under the heading "Technical After-Sales Services") that you provide certain after-sales services to your customers. Please tell us how you recognize service revenue related to these services. Please quantify the amount of revenue recognized for each period presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Jeanne Baker, Assistant Chief Accountant, at (202) 551- 3691 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or, in his absence Craig Slivka, Special Counsel, at (202) 551-3729 with legal related questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief